Exhibit 11

STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended				Twelve Months Ended
	October 31,				October 31,
	2008		2007		2008		2007
(in thousands, except per share amount)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$3,422	$5,648	$5,648	$5,648	$20,520	$20,520	$20,889	$20,889

Weighted average shares outstanding	6,415	6,415	6,382	6,382	6,415	6,415	6,382	6,382

Assumed issuances under stock options plans	--	21	--	63	--	29	--	58
	6,415	6,436	6,382	6,445	6,415	6,444	6,382	6,440

Income per common share	$.53	$.53	$.88	$.88	$3.51	$3.49	$3.27	$3.24